UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 2

ACV AUCTIONS INC.

(Name of Subject Company (Issuer))

APPLE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

COPART, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00091G104

(CUSIP Number of Class of Securities)

A. Jayson Adair

Chief Executive Officer

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Martin Korman Douglas K. Schnell Broderick K. Henry, Jr. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Austin March Brandon J. Middleton-Pratt Wilson Sonsini Goodrich & Rosati Professional Corporation 900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2026 (together with any amendments and supplements thereto, the “Schedule TO”) by Apple Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Copart, Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of ACV Auctions Inc., a Delaware corporation (“ACV”), for $10.50 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated September 17, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is expressly incorporated by reference in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used but not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9 and Item 11.

The Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent that such Items incorporate by reference the information contained in the Offer to Purchase, are amended and supplemented as follows:

1.

All references to “one minute following 11:59 p.m., Eastern Time, on September 30, 2026” set forth in the Offer to Purchase (Exhibit (a)(1)(i)), Letter of Transmittal (Exhibit (a)(1)(ii)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iii)), Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)), and Notice of Guaranteed Delivery (Exhibit (a)(1)(v)) are amended and replaced with “5:00 p.m., Eastern Time, on October 7, 2026.”

2.	The following is added as a new second paragraph on the cover page:

The Offer and related withdrawal rights were originally scheduled to expire at one minute following 11:59 p.m., Eastern Time, on September 30, 2026 (such date and time, the “Original Expiration Date”). In accordance with the terms of the Merger Agreement, the Expiration Date of the Offer has been extended until 5:00 p.m., Eastern Time, on October 7, 2026. Computershare Trust Company, N.A., the depositary and paying agent for the Offer, has advised Purchaser that, as of the Original Expiration Date, approximately 81,269,394 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 47.78% of the then issued and outstanding Shares.

3.	The following is added as a new second paragraph of the section titled “Summary Term Sheet”:

The Offer and related withdrawal rights were originally scheduled to expire at one minute following 11:59 p.m., Eastern Time, on September 30, 2026 (such date and time, the “Original Expiration Date”). In accordance with the terms of the Merger Agreement, the Expiration Date of the Offer has been extended until 5:00 p.m., Eastern Time, on October 7, 2026. The Depositary has advised Purchaser that, as of the Original Expiration Date, approximately 81,269,394 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 47.78% of the then issued and outstanding Shares.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description

(a)(5)(vi)*	Press release issued by Copart, Inc., dated October 1, 2026.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 1, 2026

APPLE MERGER SUB, INC.

By:	/s/ Leah C. Stearns
Name:	Leah C. Stearns
Title:	Chief Financial Officer

COPART, INC.

By:	/s/ Leah C. Stearns
Name:	Leah C. Stearns
Title:	Chief Financial Officer